Meridian Gold Inc. 9670 Gateway Drive, Suite 200 Reno, Nevada 89511 Phone: (775) 850-3777 Fax: (775) 850-3733

MERIDIAN GOLD REPORTS SECOND QUARTER 2003 RESULTS
(All dollar amounts in U.S. currency)

July 22, 2003

Meridian Gold is pleased to announce results for the quarter and six months ended June 30, 2003. The Company’s balance sheet remains strong, with no debt and $149 million in cash, while El Peñón continues to deliver excellent results. Highlights for the period covered in this release are as follows:

Second Quarter Highlights

•	El Peñón gold production of 78,000 ounces at a cash cost of $48 per ounce

•	Net income of $9.7 million, or $0.10 per share

•	Total gold production of 103,000 ounces at a cash cost of $102 per ounce

•	Operating cash flows of $15 million helped increase total cash balances to $149 million

•	The Company remains unhedged in gold and debt free

•	Strong margins with return on sales at 27%, and operating margin at 34%

•	Exploration at El Peñón is on track to replace gold ounces produced in 2003

Second Quarter Results

Meridian Gold, Inc. generated net income of $9.7 million, or $0.10 per share for the quarter, representing a return on sales of 27%. Operating margins remained strong at 34%. The sale of Jerritt Canyon was completed on June 30, 2003 and the resulting gain of $3.3 million has been included in this quarter’s financial results. Meridian Jerritt Canyon Corp. will maintain its 3% holding in Queenstake Resources USA Inc., and has recorded its future installment production payments of $1.8 million as a long-term receivable.

These results are mainly driven by El Peñón’s performance, which produced 78,000 ounces of gold at a cash cost of $48 per ounce of gold, making it one of the lowest cash cost producers in the world.

For the second quarter, Meridian produced a total of 102,534 ounces of gold at a cash cost of $102 per ounce. Revenues increased 6% over the second quarter of 2002 due to a higher realized gold price. Net free cash flow generation was strong, increasing cash balances to $149 million.

During the quarter, exploration spending of $3.9 million was expensed. Meridian provided a mid-year exploration update in a press release dated July 2, 2003, which demonstrated that the Company remains on track to replace production from El Peñón during 2003.

Year-to-Date Results

For the six months ended June 30, 2003, net income was $18.5 million, while return on sales and operating margins remained strong at 26% and 37%, respectively. Cash costs for the Company were $97, with Meridian Gold being among the lowest cash cost producers in the industry. Year-to-date gold production totaled 210,329 ounces. Revenues increased for the period to $72.4 million versus $65.4 million for the same period last year, which is due to a 15% higher average realized gold price over the prior year. Net income for the period of $18.5 million is lower than the $21.6 million for the same period last year primarily due to a higher effective income tax rate.

Summary

Brian Kennedy, Meridian’s Chief Executive Officer, summed up the quarter as follows: “During the second quarter of 2003, our El Peñón mine in Chile was, yet again, able to deliver excellent operating and financial results, and remains one of the lowest cost mines in the world. I am also very pleased with our exploration potential at this property, which has continued to replace its production ounces every year since operations began. It is El Peñón’s performance that has helped us to grow.”

Management’s Discussion and Analysis

The following discussion is limited to matters that, in the opinion of the Company, are material.

Second Quarter 2003 vs. Second Quarter 2002

Meridian reported net income of $9.7 million for the second quarter of 2003, or $0.10 per share, a decrease of $0.05 on a per share basis from the first quarter of last year due to the issuance of an additional 22,000,000 shares in connection with the Brancote Holdings PLC acquisition as well as an increase in tax expense.

Sales revenue increased approximately 6% over the same quarter in the prior year reflecting the higher average realized gold prices. The average realized gold price was $351 per ounce versus $318 per ounce in the prior year. Quarterly production was 102,534 ounces of gold, and sales were 106,299 ounces.

Operating margins were 34% for the current quarter, compared to 44% last year. Higher gold prices were offset by higher cash costs of $102 per ounce versus $79 per ounce. These higher costs are due to record low cash costs experienced at El Peñón in the second quarter of the prior year. The Company remains one of the lowest consolidated cash cost producers in the world.

In accordance with the guidance concerning intra-period tax allocations, the Company is required to recognize tax expense evenly throughout the year. Therefore, the Company is recognizing $6.5 million net tax expense for the second quarter, a 40% overall corporate tax rate on operating income.

Year to Date 2003 versus Year to Date 2002

For the six months ended June 30, 2003, Meridian reported net income of $18.5 million, or $0.19 per share. This represents a decrease of $0.09 per share compared to the first six months of 2002, associated with the issuance of an additional 22,000,000 shares for the Brancote Holdings PLC acquisition as well as an increase in tax expense.

Revenues increased 11%, reflecting a higher realized gold price of $353 versus $306 in the prior year, an increase of 15%. Gold production during the period was 210,329 ounces, and gold ounces sold were 210,475.

Year to date operating margin is 37%, and the return on sales is 26%. This is compared to 43% and 33%, respectively, for the same period last year. This change is attributable to an increase in cash costs over the prior year; however, this is due to record low costs at El Peñón during the first quarter of 2002 of $25. Total production costs per ounce increased similarly from $128 in 2002 to $158 year to date in 2003 as a result of the increase in cash costs discussed above.

In accordance with the guidance concerning intra-period tax allocations, the Company is required to recognize tax expense evenly throughout the year. Therefore, the Company is recognizing $12.5 million net tax expense for the six months ending June 30, 2003, a 40% overall corporate tax rate on operating income.

Liquidity and Capital Resources

Cash to meet the Company’s operating needs, finance capital expenditures and fund exploration activities was provided from operations and from existing cash reserves. Cash provided by operating activities was $15 million in the second quarter of 2003. At June 30, 2003, Meridian’s total cash position was $149 million, versus $125 million as of June 30, 2002, a 19% increase.

Capital expenditures of $5.6 million during the quarter were stable compared to the same quarter in 2002. Year to date capital spending of $14.5 million was higher than the first six months of 2002, due to the purchase of a power line and substation at El Peñón in the first quarter of this year, for a total $4.8 million.

Expected cash requirements for operations for 2003 include approximately $20 million for planned capital expenditures (including Esquel) primarily consisting of the first quarter acquisition of the power line in Chile, as well as additional underground development at the El Peñón mine. Underground development at the El Peñón mine is expected to be $10 million for the full year.

Exploration spending in 2003 will be approximately $12 million. The Company will fund this from cash flows from operations and existing cash reserves.

Should the Company decide to develop other exploration and development properties, additional capital could be required. The Company believes that these capital requirements could be funded from existing cash reserves and by borrowing from third parties, although no assurance can be given that such borrowings will be available at rates acceptable to the Company.

Discussion of Properties

El Peñón

During the second quarter, the mine produced 78,000 ounces of gold and 968,000 ounces of silver at a cash cost of $48 per gold ounce. Total production costs including depreciation, depletion, amortization, and reclamation were $107 per gold ounce. The underground mine produced 129,000 thousand tonnes of ore at average grades of 17.3 gpt gold and 256.2 gpt silver. Open pit operations produced 47,000 thousand tonnes of ore at average gold and silver grades of 9.0 gpt and 47.0 gpt, respectively, and moved 836,000 tonnes of waste.

During the second quarter, mill throughput was 172,000 tonnes. In its efforts to continue to optimize metal recoveries, Meridian will install a pebble crusher at an approximate cost of $650,000, which is expected to be installed by the end of July 2003. This will help to reduce the grind size of the ore from a designed 105 microns to a range of 91 to 98 microns. Year over year, recoveries have improved from 95% to 97% for gold and from 91% to 92% for silver. This is the result of grind, increased retention time, and commissioning of a new clarifier, coupled with stockpile blending and other process circuit improvements. These improvements have continually increased recoveries of gold and silver since El Peñón’s first full year of operation in 2000, when recoveries were 94% and 89%, respectively.

The second quarter average mill grade was 14.5 g/tonne gold and 191 g/tonne silver versus 15.7 g/tonne gold and 278 g/tonne silver in the second quarter of 2002.

Esquel

Early in the quarter, Meridian engaged consultants from Business for Social Responsibility (BSR) to assist in its community relations efforts in Esquel. The Company has paused in its efforts at Esquel in order to listen and understand the community’s concerns about the project. A report on the findings of BSR will be issued to the Company and the citizens of Esquel in mid-August.

Jerritt Canyon

During the second quarter, Meridian’s share (30%) of Jerritt Canyon production was 24,000 ounces of gold at a cash cost of $279 per gold ounce versus cash costs of $229 per gold ounce for the second quarter of last year.

On June 30, 2002, the Company completed the sale of its interest in the Jerritt Canyon Joint Venture. Further details of this transaction are provided in the Notes to the Interim Financial Statements accompanying this release.

Beartrack

During the second quarter, Beartrack produced 1,300 ounces of gold. These ounces of gold were taken against the reclamation and closure accruals, as will all future Beartrack production

Management Changes

Edgar Smith, Vice President and General Manager of El Peñón, has been promoted to VP of Operations, and will be transferring to corporate headquarters during the third quarter. His successor, Greg Strubel, has over 23 years of mining experience in both underground and open-pit mining operations, dealing with a variety of minerals including iron ore, borate, gold and silver. Greg was most recently General Manager of the Jerritt Canyon Mine a joint venture between Meridian Jerritt Canyon Corp. and AngloGold North America, where he worked for five years. Prior to this, he worked for ten years with Homestake Mining Company at its world famous Lead Mine prior to joining AngloGold North America.

Outlook:

For 2003, Meridian expects to produce 320,000 ounces of gold from El Peñón at a cash cost of approximately $55 per ounce; Jerritt Canyon produced 46,000 ounces at a cash cost of $278 per ounce.

Financial Reporting Measures

The Company has historically provided financial measures, some of which are based on Canadian generally accepted accounting principles (GAAP), and others that are not prepared in accordance with GAAP (non- GAAP). Recent legislative and regulatory changes encourage the use of GAAP financial measures and require companies to explain why non-GAAP financial measures are relevant to management and investors. To the extent that non-GAAP financial measures are deemed to be relevant, companies are required to reconcile those measures to the most directly comparable GAAP financial measures.

As a result of these changes, the Company has conducted a review of its GAAP and non-GAAP financial measures that are presented throughout this press release. In order to meet the requirements under these new regulations, the Company has defined these non-GAAP financial measures and explained how such measures are calculated under the heading “non-GAAP measures”. (See Appendix “A”)

2nd Quarter Conference Call

Meridian is hosting a simultaneous live webcast of its conference call on Wednesday, July 23, 2003, at 9:00 a.m. ET through www.viavid.com. If you would like to listen to our conference call on the web, go to the home page on www.meridiangold.com and click on the link. There will be a slide show available in conjunction with the call, which will also be available for viewing on the Meridian Gold website. You will need to have Windows Media Player installed on your computer, and you will also be required to complete a registration page in order to log on to the webcast. For those whose schedules do not permit participation during the call, or for whose who would like to hear the discussion again, a replay will be available for one week following the call (toll-free 1-877-519-4471 or international 1-973-341-3080 replay # 4046694) and the webcast will be available for 3 months on the www.viavid.com website.

Meridian Gold Inc. is a different kind of gold company because we focus on profitability, and the quality and value of the ounces we produce, not the quantity of ounces produced. Meridian Gold Inc.’s 99 million common shares are traded on The Toronto Stock Exchange (MNG) and the New York Stock Exchange (MDG).

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors identified above and in the corporation’s periodic filings with the Ontario Securities Commission and the U.S. Securities Exchange Commission. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The corporation does not intend to update this information and disclaims any legal liability to the contrary.

For further information, please visit our website at, or contact:

Wayne M. Hubert	Tel: (800) 572-4519
Investor Relations	Fax: (775) 850-3733
Meridian Gold Inc.	E-mail: wayne.hubert@meridiangold.com

Meridian Gold Inc.
Consolidated Condensed Statement of Operations
(Unaudited and in US$ millions, except per share data)

	Three Months		Six Months
	Ended June 30		Ended June 30

	2003	2002	2003	2002
Sales	$36.5	$34.3	$72.4	$65.4
Costs and expenses
Cost of sales	11.1	8.6	20.0	17.4
Depreciation, depletion & amortization	6.3	5.5	12.9	10.9
Reclamation	0.2	0.2	0.4	0.4
Exploration costs	3.9	2.7	7.2	4.7
Selling, general and administrative	2.5	1.8	5.0	3.5
Other (income) expense	—	0.4	(0.1)	0.7

Total costs and expenses	24.0	19.2	45.4	37.6

Income from operations before interest, taxes and before undernoted	12.5	15.1	27.0	27.8
Gain on sale of Jerritt Canyon Joint Venture	3.3	—	3.3	—
Interest income, net	0.4	0.5	0.7	0.9

Income from operations before taxes	16.2	15.6	31.0	28.7
Income tax expense	(6.5)	(4.3)	(12.5)	(7.1)

Net income	$9.7	$11.3	$18.5	$21.6

Basic and diluted income per common share	$0.10	$0.15	$0.19	$0.28

Number of common shares used in earnings per share computations (millions)-basic	99.0	75.9	99.0	75.9

Number of common shares used in earnings per share computations (millions)-diluted	99.0	77.7	99.0	77.7

Meridian Gold Inc.
Operating Data (Unaudited)

	Three Months Ended		Six Months Ended
	June 30		June 30

	2003	2002	2003	2002
El Peñón Mine
Gold Production	77,536	83,854	162,176	171,752
Silver Production	968,314	1,416,514	2,203,351	2,873,391
Tonnes ore mined (thousands)	176	146	349	308
Mill tonnes processed (thousands)	172	175	341	344
Avg. mill gold ore grade (grams/tonne)	14.5	15.7	15.3	16.4
Avg. mill silver ore grade (grams/tonne)	191	278	218	287
Mill gold recovery	96%	95%	97%	95%
Mill silver recovery	92%	90%	92%	91%
Cash cost of production/ ounce	$48	$29	$46	$26
Total production cost/ ounce	$107	$73	$104	$71
Jerritt Canyon Joint Venture
Gold production (Meridian Gold’s 30% share)	23,659	28,240	45,604	48,467
Tonnes ore mined (100%, thousands)	262	268	512	486
Mill tonnes processed (100%, thousands)	331	340	662	608
Avg. mill ore grade (grams/tonne)	8.4	9.9	8.1	9.5
Mill recovery	88%	87%	88%	87%
Cash cost of production/ ounce	$279	$229	$278	$262
Total production cost/ ounce	$351	$295	$351	$332
Beartrack Mine
Gold production — heap leach	1,339	2,333	2,549	4,796
Company Totals
Ounces of gold produced	102,534	114,427	210,329	225,015
Ounces of gold sold	106,299	112,894	210,475	222,256
Avg. realized price/ ounce	$351	$318	$353	$306
Cash cost of production/ ounce	$102	$79	$97	$78
Total cost of production/ ounce	$164	$129	$158	$128

Spending Breakdown - Q2 2003	Capital	Depreciation	Reclamation

El Peñón	3.2	4.5	0.1
Jerritt Canyon	0.7	1.6	0.1
Esquel	1.1	—	—
Corporate	0.1	—	—
Total (including other)	5.6	6.3	0.2

	$ / tonne ore

Operating Cost Detail - Q2 2003	UG	OP	Process	G&A

El Peñón	33.90	26.31	12.08	4.96
Jerritt Canyon	43.01	—	22.02	7.22

Average Realized Gold Prices — The average realized gold price of $351 per ounce was calculated by taking revenues adjusted for refining costs divided by gold ounces sold excluding Beartrack ounces.

Average Realized Silver Price was $4.58 for the quarter.

Meridian Gold Inc.
Consolidated Condensed Balance Sheets
(Unaudited and in US$ millions)

	June 30	December 31
	2003	2002

Assets
Current Assets
Cash and cash equivalents	$134.9	$121.9
Restricted cash	13.8	13.8
Trade & other receivables	13.6	3.6
Inventories	5.2	5.9
Deferred tax asset	3.4	3.4
Other current assets	0.5	1.6

Total current assets	$171.4	$150.2

Property, plant and equipment, net	541.0	549.3
Other assets	8.3	3.8

Total Assets	$720.7	$703.3

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable, trade & other	$5.6	$7.3
Accrued and other liabilities	10.5	14.8

Total current liabilities	$16.1	$22.1

Deferred tax liability	167.7	159.1
Other long-term liabilities	23.8	28.9
Shareholders’ equity	513.1	493.2

Total liabilities and shareholders’ equity	$720.7	$703.3

Meridian Gold Inc.
Quarterly Comparative Statements of Retained Earnings
(Unaudited and in US$ millions)

	June 30	December 31
	2003	2002

Retained earnings at the beginning of period	$108.2	$66.7
Net Income	$18.5	$41.5

Retained earnings at the end of period	$126.7	$108.2

Meridian Gold Inc.
Consolidated Condensed Statement of Cash Flows
(Unaudited and in US$ millions)

	Three Months		Six Months
	Ended June 30		Ended June 30

	2003	2002	2003	2002
Net Income	$9.7	$11.3	$18.5	$21.6
Provision for depreciation, depletion and amortization	6.3	5.5	12.9	10.9
Provision for reclamation	4.3	—	3.9	—
Gain on sale of assets	(3.3)	—	(3.4)	—
Stock compensation expense	0.5	0.5	0.9	1.0
Changes in current assets and liabilities, net	(3.5)	4.8	(9.4)	1.8
Changes in long-term assets and liabilities, net	1.2	1.5	3.7	1.2

Net cash provided by operating activities	15.2	23.6	27.1	36.5

Cash flow from investing activities
Capital spending	(5.6)	(5.1)	(14.5)	(9.9)

Net cash used in investing activities	(5.6)	(5.1)	(14.5)	(9.9)

Cash flow from financing activities
Proceeds from sale of common stock	—	0.4	0.3	0.7

Net cash provided by financing activities	—	0.4	0.3	0.7

Increase in cash and cash equivalents	$9.6	$18.9	$12.9	$27.3

Cash and cash equivalents, beginning of period	$125.2	$105.7	$121.9	$97.3

Cash and cash equivalents, end of period	$134.8	$124.6	$134.8	$124.6

Notes to Consolidated Condensed Interim Financial Statements

1.	Basis of Presentation

The unaudited interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements. The accompanying unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2002, as certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Canadian Institute of Chartered Accountant for interim reporting.

These unaudited interim consolidated financial statements reflect all normal and recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the respective interim periods presented.

2.	Hedging

Meridian’s policy is not to hedge its gold production, and the Company closed out all of its forward contracts during 1999. However, under applicable accounting standards, Meridian was required to defer recognition of these revenues in our financial statements until the expiry of the contracts. Hence, during the second quarter, the Company recognized $478,000 of the deferred revenue on expiring gold hedge contracts in the accompanying Consolidated Statement of Operations.

3.	Jerritt Canyon

Meridian Jerritt Canyon Corp. completed the sale of its 30% interest in the Jerritt Canyon Joint Venture (JCJV) property to Queenstake Resources USA Inc. (“Queenstake”), as of June 30, 2003, which concludes the Purchase and Sale Agreement (the “Agreement”) signed by the parties on June 2, 2003, that was preceded by Queenstake’s unsolicited offer to acquire the property, located in Nevada.

The terms and conditions of the Agreement include a payment, by Queenstake to the JCJV, of $1.5 million and 32 million Queenstake common shares upon closing of the transaction. The Agreement also stipulates $6.0 million in deferred payments and approximately $4.0 million in future royalty payments. Meridian Jerritt Canyon Corp. is entitled to its 30% share of the consideration for the sale of the JCJV. Queenstake has accepted full closure and reclamation as well as other assumed liabilities as described in the Agreement. The operating permits of the mine were transferred to Queenstake effective June 30, 2003. Meridian Jerritt Canyon Corp. received its share of cash from the transaction on July 1, 2003 along with a share certificate for 9,600,000 shares at a market price of $0.25 Canadian dollars. This investment will be carried by the Company at its cost as a long-term investment. The Company has also reported a long–term receivable for the installment payments of $1.8 million and has not valued the royalty payments at this time.

Income (loss) from Meridian Gold’s 30% interest in the JCJV for the three and six months ended June 30, 2003 and 2002 were as follows:

	Three months ended June 30		Six months ended June 30

	2003	2002	2003	2002

	(Unaudited and in US$ millions)
Revenues	$7.7	$6.4	$15.8	$15.2
Income (loss) before taxes	$8.3	$(1.9)	$8.6	$(1.4)
Tax expense	$(2.9)	$—	$(3.0)	$—

Income (loss) from JCJV	$5.4	$(1.9)	$5.6	$(1.4)

The sale of JCJV resulted in a gain of $3.3 million as follows:

(Unaudited and in US$ millions)
Assets	$11.3
Liabilities	(10.7)

Net assets	$0.6
Proceeds from the sale of JCJV, net of closure costs	3.9

Net gain on sale of JCJV	$3.3

4.	Stock-based Compensation

The Company accounts for stock options granted to employees and directors of the Company under the intrinsic value method. Stock options granted to non-employees under the Company’s Stock Option Plans are accounted for under the fair value method. Had the Company reported compensation costs as determined by the fair value method of accounting for option grants to employees and directors, the pro-forma net income and the pro-forma net income per common share would have been the amounts indicated in the following table:

	Three months Ended	Six Months Ended
	June 30, 2003	June 30, 2003

	(Unaudited and in US$ millions, except per share data)
Net income — as reported	$9.7	$18.5
Compensation expense – current period option grants	$0.1	$0.2
Net income — pro forma	$9.6	$18.3
Net income per common share - as reported	$0.10	$0.19
Net income per common share – pro forma	$0.10	$0.18

The fair value of stock options granted was calculated using the Black-Scholes option-pricing model based on the following weighted average assumptions:

	Three Months Ended	Six Months Ended
	June 30, 2003	June 30, 2003

Expected volatility	58.5%	58.5%
Expected dividend yield	0%	0%
Risk free interest rate, average	1.34%	1.34%
Expected life of options granted	5 years	5 years

Future pro forma compensation cost by fiscal year, assuming no additional grants by the Company to employees and directors, is as follows:

Fiscal Year Ended	Pro Forma Compensation
June 30	Expense

(In millions)
2003	$0.3
2004	$0.5
2005	$0.5
2006	$0.0

Appendix “A”

Non-GAAP Measures

Meridian Gold has included measures of earnings called “return on sales”, and “operating margins” in this document. This document also includes the terms “cash cost” and “free cash flow”. Return on sales is defined as net income divided by sales for the reporting period. Operating margin is defined as operating income divided by sales. Cash costs are determined according to the Gold Institute Standard and consist of site costs for all mining (except deferred mining and deferred stripping costs), processing, administration, resource taxes, and royalties but do not include capital, exploration, depreciation and financing costs. Total cash costs are reduced by by-product silver credits, and are then divided by payable gold ounces to arrive at net cash cost of production per ounce. Free cash flow is defined as the net cash provided by operating and investing activities. Finally, average realized gold price is defined as the average gold price the Company received for the sale of its gold ounces during the reporting period, and is included in Sales on the accompanying Consolidated Condensed Statement of Operations.

The Company believes that in addition to conventional measures, prepared in accordance with United States generally accepted accounting principles (GAAP), certain investors use this information to evaluate The Company’s performance and its ability to generate cash flow. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and therefore, are unlikely to be comparable to similar measures presented by other companies. Accordingly they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The calculation for these non-GAAP measures is explained below.

(Unaudited and in US$ Millions Except for Ratios and Cash Cost per Ounce)

	Three Months		Six Months
	Ended June 30		Ended June 30

	2003	2002	2003	2002

Return On Sales
Sales	$36.5	$34.3	$72.4	$65.4
Net Income	$9.7	$11.3	$18.5	$21.6
ROS	27%	33%	26%	33%
Net Income/Sales=Return On Sales (ROS)
Operating Margins
Sales	$36.5	$34.3	$72.4	$65.4
Operating Income	$12.5	$15.1	$27.0	$27.8
OM	34%	44%	37%	43%
Operating Income/Sales=Operating Margins (OM)
Cash Costs
Cash Operating Costs (1)	$15.4	$15.7	$30.9	$30.8
Silver Revenue	$(5.1)	$(6.8)	$(10.8)	$(13.6)
Gold Production	$0.101	$0.112	$0.208	$0.220
Cash Costs (2)	$102	$79	$97	$78

1.	Cash Operating Cost=Cost of Operations-(Depreciation+Reclamation Accruals)

2.	Cash Operating Costs — Silver Revenue/Gold Production=Cash Cost

Free Cash Flow

Net cash provided by operating activities	$15.2	$23.6	$27.1	$36.5
Net cash used by investing activities	$(5.6)	$(5.1)	$(14.5)	$(9.9)

Free Cash Flow	$9.6	$18.5	$12.6	$26.6